OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

26 May 2009

United States

Securities and Exchange Commission

Washington, DC  20549-7010

Attention: Division of Corporation Finance

By filing on EDGAR

Dear Sirs:

Re:

File No. 0-30614

Form 20-F for the Fiscal Year Ended February 29, 2008

Ref:

Your letter dated January 30, 2009

At the request of Mr. John Lucas of your staff, Oromin Explorations Ltd. (the “Company”) is filing this letter on the “correspondence” section of EDGAR.

The purpose of this filing is to note that the Company expects to provide its written response to your letter of January 30, 2009 by June 10, 2009.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

per:

“Ian Brown”

Ian Brown, CA

Chief Financial Officer